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MARK A. WALKER	DAVID E. BRODSKY	BREON S. PEACE
LESLIE B. SAMUELS	ARTHUR H. KOHN	MEREDITH E. KOTLER
EDWARD F. GREENE	RAYMOND B. CHECK	CHANTAL E. KORDULA
EVAN A. DAVIS	RICHARD J. COOPER	BENET J. O’REILLY
LAURENT ALPERT	JEFFREY S. LEWIS	DAVID AMAN
VICTOR I. LEWKOW	FILIP MOERMAN	ADAM E. FLEISHER
LESLIE N. SILVERMAN	PAUL J. SHIM	SEAN A. O’NEAL
ROBERT L. TORTORIELLO	STEVEN L. WILNER	GLENN P. MCGRORY
A. RICHARD SUSKO	ERIKA W. NIJENHUIS	CHRISTOPHER P. MOORE
LEE C. BUCHHEIT	LINDSEE P. GRANFIELD	JOON H. KIM
JAMES M. PEASLEE	ANDRES DE LA CRUZ	MATTHEW P. SALERNO
ALAN L. BELLER	DAVID C. LOPEZ	MICHAEL J. ALBANO
THOMAS J. MOLONEY	CARMEN A. CORRALES	VICTOR L. HOU
WILLIAM F. GORIN	JAMES L. BROMLEY	ROGER A. COOPER
MICHAEL L. RYAN	PAUL E. GLOTZER	RESIDENT PARTNERS
ROBERT P. DAVIS	MICHAEL A. GERSTENZANG
YARON Z. REICH	LEWIS J. LIMAN
RICHARD S. LINCER	LEV L. DASSIN
JAIME A. EL KOURY	NEIL Q. WHORISKEY
STEVEN G. HOROWITZ	JORGE U. JUANTORENA
ANDREA G. PODOLSKY	MICHAEL D. WEINBERGER	SANDRA M. ROCKS
JAMES A. DUNCAN	DAVID LEINWAND	S. DOUGLAS BORISKY
STEVEN M. LOEB	JEFFREY A. ROSENTHAL	JUDITH KASSEL
DANIEL S. STERNBERG	ETHAN A. KLINGSBERG	DAVID E. WEBB
DONALD A. STERN	MICHAEL J. VOLKOVITSCH	PENELOPE L. CHRISTOPHOROU
CRAIG B. BROD	MICHAEL D. DAYAN	BOAZ S. MORAG
SHELDON H. ALSTER	CARMINE D. BOCCUZZI, JR.	MARY E. ALCOCK
WANDA J. OLSON	JEFFREY D. KARPF	GABRIEL J. MESA
MITCHELL A. LOWENTHAL	KIMBERLY BROWN BLACKLOW	DAVID H. HERRINGTON
DEBORAH M. BUELL	ROBERT J. RAYMOND	HEIDE H. ILGENFRITZ
EDWARD J. ROSEN	LEONARD C. JACOBY	KATHLEEN M. EMBERGER
JOHN PALENBERG	SANDRA L. FLOW	NANCY I. RUSKIN
LAWRENCE B. FRIEDMAN	FRANCESCA L. ODELL	WALLACE L. LARSON, JR.
NICOLAS GRABAR	WILLIAM L. MCRAE	JAMES D. SMALL
CHRISTOPHER E. AUSTIN	JASON FACTOR	AVRAM E. LUFT
SETH GROSSHANDLER	MARGARET S. PEPONIS	ELIZABETH LENAS
WILLIAM A. GROLL	LISA M. SCHWEITZER	DANIEL I LAN
JANET L. FISHER	KRISTOFER W. HESS	CARLO DE VITO PISCICELLI
DAVID L. SUGERMAN	JUAN G. GIRALDEZ	ANDREW WEAVER
HOWARD S. ZELBO	DUANE MCLAUGHLIN	RESIDENT COUNSEL

March 28, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 1 to Registration Statement on Form S-4, Filed on February 9, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
          On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated February 23, 2011 with respect to the Registration Statement.
          The Registrants have filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 2.
          For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Michael Seaman, Esq.
March 28, 2011, p. 2
Prospectus Summary, page 1
1.	Revise the Summary to include a reference to the Glossary of Industry Terms.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 1 of the Prospectus.
Risk Factors, page 18
2.	We note that you have not removed all of the statements regarding your ability to provide assurances, predictions, certainties or guarantees that a given event might happen. Please do so.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 24, 27, 28, 32, 33 and 35 of the Prospectus.
Unrestricted subsidiaries generally will not be subject to any of the covenants in the indenture... page 35
3.	Revise to disclose whether you have any plans to designate certain of your subsidiaries as unrestricted subsidiaries.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 34 of the Prospectus.
Description of the Exchange Offer
Resale of the New Notes, page 44
4.	We note your response to our previous comment 15 in our letter dated January 21, 2011 and reissue our comment to please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder and any beneficial owner.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on pages 43, 47, 51, A-3 and A-5 of the Prospectus.

Michael Seaman, Esq.
March 28, 2011, p. 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 61
5.	Please refer to our previous comment 18 in our letter dated January 21, 2011. Considering the significance of the number of loans modified to the total loans you service, please address the following:
a.	Revise your disclosure to specifically discuss how your loan modifications affect the cash flows used to determine the fair value of your servicing asset. For example, clarify whether you forgo any late fees or other fees related to your loan modifications other than MHP. Clarify whether they are added to the balance of the loan and if so, describe the timing of the receipt of these fees. Clarify whether you collect these fees upon modification of the loan. Discuss how these changes impact cash flows and the resultant valuation of your mortgage servicing asset;
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 61 of the Prospectus. The Registrants believe that their mortgage servicing rights valuation model takes into account the effects of modifications to the underlying loans since the expected cash flows are adjusted to account for such changes, including any related fees.
b.	Revise to disclose if your fee for servicing a modified loan changes when the interest rate on the loan is changed and how this is considered in the valuation of your mortgage servicing asset;
          Response:
          The Registrants respectfully advise the Staff that their base fee for servicing does not change as a result of a modification of the interest rate or any other modification to the loan.
c.	Disclose how you consider the number of modifications, your ability to collect fees due to you related to these loans and the potential change in cash flow timing in your valuation of your mortgage servicing asset for newly originated or purchased servicing rights.
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 61 of the Prospectus.

Michael Seaman, Esq.
March 28, 2011, p. 4
Expenses and Impairments
For The Years Ended December 31, 2009 and 2008, page 69
6.	Please refer to our previous comment 19 in our letter dated January 21, 2011. We note your revised disclosure, however it remains unclear specifically how often you obtain updated appraisals and how often you perform back-testing. Please revise to specifically clarify how often you do so. If this policy varies by type of loan, depends on the credit quality of the loan or if you don’t have a policy in place that sets forth these time frames, disclose that also.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 68 of the Prospectus.
Properties, page 116
7.	Revise to disclose the location of the 80,000 square foot lease that is being actively marketed for disposal.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 108 of the Prospectus.
Compensation Discussion and Analysis
Annual Bonus Plans, page 126
8.	Revise to quantify Mr. Krueger’s performance measures.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 118 of the Prospectus.
9.	We note the incentive program summary filed as Exhibit 10.15 to the registration statement. Please tell us why it has not been discussed in the filing.

Response:
          The incentive program summary filed as Exhibit 10.15 is Mr. Krueger’s annual incentive program, discussed on page 118 of the Prospectus. Based on the Staff’s comment, as well as comment 20 requesting that Registrant file Mr. Krueger’s annual incentive program, we have modified the title of this exhibit in the Exhibit Index.

Michael Seaman, Esq.
March 28, 2011, p. 5
10.	Please fill in the second column of the bonus percentages table on page 127.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 118 of the Prospectus.
Summary Compensation Table, page 129
11.	We reissue our previous comment 29 in our letter dated January 21, 2011 that you include 2009 compensation information. While we note your reference to Instruction 1 to Item 402(c), we refer to the second clause of that instruction which states “except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Because the prospectus was initially filed in December of 2010, you were obligated to include compensation information for 2009, and that requirement continues pursuant to the instruction referenced above. Please revise.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 120 of the Prospectus.
Certain Relationships and Related Party Transactions, page 134
12.	Revise to disclose the total amounts of the loan portfolios referenced in the second and third paragraphs.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 126 of the Prospectus.
13.	We note your disclosure that you entered into three agreements to act as the loan sub-servicer for loan portfolios totaling approximately $4.5 billion. Please file these agreements as exhibits in your next amendment.

Response:
          Based on the Staff’s comment, the Registrants have filed Exhibits 10.5, 10.6 and 10.7 to the Registration Statement. The Company has separately requested confidential treatment related to these Exhibits under separate cover.
Description of the New Notes, page 137

Michael Seaman, Esq.
March 28, 2011, p. 6
14.	Revise to include a section that discloses the information required by Item 202(b)(8) of Regulation S-K.

Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page 129 of the Prospectus.
Consolidated Financial Statements
Mortgage Servicing Rights, page F-19
15.	Please refer to our previous comment 37 in our letter dated January 21, 2011. It remains unclear how a market participant would consider the amounts due a third party upon sale in their determination of the market price. Please address the following:
a.	Please disclose how you determined the fair value of the restriction on transfer. We note that the fair value of the restriction on transfer may not be equal to the whole amount that would be due to a third party investor upon sale.

b.	Please tell us whether you believe that the investor’s approval of a sale of mortgage servicing rights constitutes a substantive restriction on the sale of those assets or if it is merely a formality of your agreement. If is not a substantive restriction, please disclose how you considered that when determining the amount of fair value attributable to the mortgage servicing rights.

c.	Please revise to provide the previously requested disclosure or advise.
          Response:
          The Registrants believe that these transactions are fairly unique and have disclosed the uniqueness to the extent they believe possible given the nature of the arrangement with the third party investor. To clarify the arrangement for the Staff, the Registrants believe that the following information is useful.
          The third party investor was seeking to transfer certain mortgage servicing rights that it had determined to require “high-touch” or special servicing from the current servicer to a servicer that could provide the appropriate service to the servicing portfolios. The Registrants believe that there is a very limited group of market participants that has the ability to negotiate a similar arrangement with the third party investor. Further, the third party investor imposes a

Michael Seaman, Esq.
March 28, 2011, p. 7
protocol for servicing these portfolios that is much more stringent than its typical requirements; therefore, the cost of servicing is higher than other servicing arrangements. Finally, the third party investor maintains the right to approve any future sale of these mortgage servicing rights. The Registrants believe that these factors are key to the valuation of the portfolios. The Registrants considered, among other things, each of the above mentioned factors in determining the fair value of the portfolios. Because the sales restriction and additional protocols would be present with any subsequent servicer, the Registrants believe that a market participant would consider these factors in its entrance price.
          Specifically, because the Registrants believe that the third party investor’s right to approve any sale of these mortgage servicing rights is in fact a substantive restriction, they incorporated this restriction into the discount rate that they believe a market participant would utilize.
          To more clearly disclose the Registrants’ accounting for these mortgage servicing rights, they have revised Note 7 on page F-27 of the Prospectus to indicate their consideration of the sale restriction on the fair value of the asset and to eliminate references to any potential netting concept.
Note 11. Repurchase Reserves, page F-26
16.	Please refer to your response to comment 39 of our January 21, 2011 letter and revise to include the following disclosures here and elsewhere in the document, as appropriate:
a.	Please quantify the total exposure you have under these representations and warranties.
          Response:
          The Registrants believe that their total exposure to repurchase under these representations and warranties includes the current unpaid principal balance of all loans that they have sold. At December 31, 2010, the Registrants were servicing approximately $9.4 billion in unpaid principal balance of loans that they had previously sold. Additionally, the Registrants do not know the unpaid principal balance of a significant number of sold loans which the Registrants do not continue to service. Of the approximately $9.4 billion of loans that the Registrants sold and continue to service, approximately $6.1 billion are in ABS securities. To date, the Registrants have not received any repurchase requests related to these securities. The remaining approximately $3.3 billion of loans that the Registrants sold and continue to service are agency loans. During the three years ended December 31, 2010, the Registrants originated over $4.8 billion of agency loans for sale. The Registrants do not continue to service a number of these loans and, if still outstanding, are serviced by other servicers. The Registrants consider past loan sales in estimating their repurchase reserve. Further, based on the Registrants’ recent and current repurchase activity, they do not believe that it is reasonably possible that an exposure to loss exists in excess of amounts accrued.

Michael Seaman, Esq.
March 28, 2011, p. 8
b.	Please clarify when the representations and warranties expire. To the extent that some are of limited life and some are for the life of the loans, quantify each category.
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-32 of the Prospectus.
c.	Describe in more detail the methodology used to estimate the liability.
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-32 of the Prospectus.
d.	Discuss the amounts and type of recourse claims you have received in each period presented, any trends identified, and your “success rate” in avoiding paying claims.
          Response:
          The Registrants have completed the repurchase process on 60 loans. Of this number, 15 were repurchased and 1 represented a make whole (i.e. indemnification of investor). Of the remaining 44 loans, 34 repurchase requests were rescinded and the Registrants refinanced 10 with minimal loss. Although the repurchase requests have increased in the last two years, the Registrants believe that the numbers involved are not indicative of a significant trend and that based on their increased origination volume an increase in requests for repurchase is reasonable. Based on the modest number of requests and the Registrants’ overall belief that their recorded liability is adequate, they do not believe that additional disclosures in this area are warranted at this time.
Note 16, Fair Value Measurements, page F-28
17.	Please refer to our previous comment 42 in our letter dated January 21, 2011. Please address the following:
a.	Given the inherent difference between independent third party appraisals and broker quotes, disclose how you concluded that the methodology you utilize to value real estate owned is the same for both an independent appraisal and a broker quote;
          Response:

Michael Seaman, Esq.
March 28, 2011, p. 9
          In their valuation of real estate owned (“REO”) properties, the Registrants obtain a third party appraisal and a third party broker price opinion (“BPO”) for each REO property at the time it becomes REO. Subsequently, a BPO is obtained approximately after each 90 day period until the property is sold (or under contract to sell). The Registrants utilize the BPO going forward as a lower cost alternative to third party appraisals as they continue hold the REO. Historically, the Registrants have observed very few significant differences between values set forth in the initial BPO and third party appraisals.
b.	Describe the information provided to you by the broker when obtaining a broker quote;
          Response:
          In the BPOs, the Registrants receive information on general market conditions, marketability of the subject property, competitive closed sales, marketing strategy, repairs needed and estimated cost, competitive listings and market value. The market value is “as is” and as repaired. In general, the information received is less detailed than an appraisal, but is adequate for updating marketing strategies and the valuation of the property.
c.	Provide us the disclosure previously requested.
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-37 of the Prospectus.
d.	Describe how often you obtain appraisals. If you make adjustments due to outdated appraisals or broker quotes, disclose how those adjustments are determined.
          Response:
          As outlined in the response to subsection (a) above, the Registrants initially obtain both an appraisal and a BPO. The Registrants obtain subsequent BPOs in order to update to the value of the property. The Registrants utilize the subsequent BPOs as well as backtesting of actual REO sales to update adjustments to the carrying value of the properties.
Note 24. Guarantor Financial Statement Information, page F-38
18. We note that you have not revised all of your disclosure to state that the notes are unsecured. Please do so.
          Response:
          Based on the Staff’s comment, the Registrants have revised the disclosure on page F-38 of the Prospectus.

Michael Seaman, Esq.
March 28, 2011, p. 10
Unaudited Consolidated Financial Statements
11. Fair Value Measurements, page F-69
19.	Please refer to our previous comment 46 in our letter dated January 21, 2011. We understand that the company obtained third party valuations for different portions of your mortgage servicing rights. Please revise to clarify specifically whether there were any differences between the third party valuations and your own fair value calculation for those same portions of your mortgage servicing rights.

Response:
          The Registrants, as disclosed in their financial statements, utilized the third party valuations to assess the reasonableness of the fair value calculations provided by their cash flow models. The Registrants believe that the third party valuations helped substantiate their model and did not identify any significant difference between the third party valuation and the company’s valuation with respect to normal market transactions.
          With respect to the mortgage servicing rights referred to in comment 15 to the Staff’s letter to the Registrants dated February 23, 2011, the Registrants believe that any differences between the third party valuation and the company’s valuation is attributable to the effect of the restriction on sale and servicing protocols described in the Registrants’ response to comment 15. The Registrants did not provide the third party valuation firm with information on those restrictions that would sufficiently allow for an appropriate valuation.
Exhibits
20.	Please file Mr. Krueger’s annual incentive program and long-term incentive plan with your next amendment.
          Response:
          The incentive program summary filed as Exhibit 10.15 is Mr. Krueger’s annual incentive program, discussed on page 118 of the Prospectus. Based on the Staff’s comment, as well as comment 9, we have modified the title of this exhibit in the Exhibit Index.
Exhibit 5.1
21.	Please file a revised draft of your legal opinion with your next amendment.
          Response:

Michael Seaman, Esq.
March 28, 2011, p. 11
          Based on the Staff’s comment, the Registrants have revised and re-filed the legal opinions in Exhibits 5.1, 5.2 and 5.3.
Supplemental Letter Regarding the Exchange Offer
22.	Revise the first sentence of the last paragraph to state that with respect to any broker- dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of you to distribute the exchange securities.
          Response:
          Based on the Staff’s comment, the Registrants have revised and re-filed the supplemental letter.
*      *      *
                    We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC